UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed on June 21, 2022, Guardforce AI Co., Limited (the “Company”) convened its 2022 annual general meeting of members (the “Annual Meeting”), which was adjourned to Thursday, June 23, 2022, at 10:00 a.m., local time (10:00 p.m. Eastern Time on June 22, 2022) due to a lack of quorum on Thursday, June 16, 2022, at 10:00 a.m., local time (10:00 p.m. Eastern Time on June 15, 2022). Holders of the Company’s ordinary shares, par value $0.003 per share (“Ordinary Shares”) at the close of business on May 5, 2022 (the “Record Date”) were entitled to vote at the Annual Meeting. As of the Record Date, there were 41,379,075 Ordinary Shares issued and outstanding. According to the Company’s Articles of Association, each Ordinary Share has one vote per share. There were present in person or by proxy 18,775,403 Ordinary Shares or approximately 45.37% of all the votes of the Company’s Ordinary Shares entitled to attend and vote at the Annual Meeting by 10:30 a.m., local time, on June 23, 2022 at Unit 04, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong. Because at the reconvened meeting a quorum was not present within half an hour from the appointed for the meeting to commence, the shareholders present were considered a quorum under the Company’s current Articles of Association, and the Annual Meeting was properly convened.

The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect five persons to the Board of Directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal:

Director’s Name	For	Withhold
Terence Wing Khai Yap	18,680,763	94,640

Lei Wang	18,694,674	80,729

John Fletcher	18,717,260	58,143

David Ian Viccars	18,716,359	59,044

Donald Duane Pangburn	18,716,499	58,904

Accordingly, each such person has been duly elected as a director to hold such office until the 2023 annual general meeting of members or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2.	To ratify the appointment of PKF Littlejohn LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022:

For	Against	Abstain
18,722,298	25,454	27,650

Accordingly, the ratification of the appointment of PKF Littlejohn LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 has been approved and adopted.

3.	To approve amendments to the company’s Articles of Association including to (i) authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents; (ii) authorize directors to issue “blank cheque” preferred shares; (iii) remove the requisition right of members; (iv) enhance indemnity provisions for directors and officers; (v) and to update to changes in law generally, by the adoption of a second amended and restated articles of association (the “Second Amended and Restated Articles”) in substitution for the Amended and Restated Articles of Association of the Company currently in effect (the “Current Amended and Restated Articles”):

For	Against	Abstain
18,514,298	211,372	49,733

Accordingly, amendments to the company’s Articles of Association including to (i) authorize hybrid and/or electronic meetings of shareholders, receipt of electronic proxies and other relevant documents; (ii) authorize directors to issue “blank cheque” preferred shares; (iii) remove the requisition right of members; (iv) enhance indemnity provisions for directors and officers; (v) and to update to changes in law generally, by the adoption of the Second Amended and Restated Articles in substitution for the Current Amended and Restated Articles have been approved.

On the same day, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, made the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the amendments to the Company’s Articles of Association.

A copy of the Second Amended and Restated Articles is attached hereto as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit	Description
99.1	Second Amended and Restated Articles of Association adopted at a general meeting held on June 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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